
Mail Stop 3561

November 24, 2009

Mr. Chris Trina
Chief Executive Officer
Transfer Technology International Corp.
2203 North Lois Avenue
Suite 704
Tampa, FL 33607

> **Re: Transfer Technology International Corp.**
> **Item 4.02 Form 8-K**
> **Filed November 23, 2009**
> **File No. 000-27131**

Dear Mr. Trina:

    We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 4.02 Form 8-K

1.   Please amend your filing to disclose when you concluded that your previously issued financial statements should no longer be relied upon, and when you will file the restated financial statements. In addition, it appears that you were advised or notified by your auditors that disclosure should be made to prevent future reliance on the audit report or complete interim reviews related to these previously issued financial statements. If so, Item 4.02 (c) of Form 8-K requires you to provide your auditors with a copy of this 8-K disclosure and requests that

they furnish you with a letter stating whether they agree with the statements you have made in response to Item 4.02 (b). If they do not agree with your disclosure, they should explain why not. Amend your Form 8-K to file this letter as an exhibit no later than two business days after you receive it.

2.   Tell us and disclose in more detail the nature of the accounting error in connection with the acquisition of two patents from an apparent related party including the impact of the error on the accounts affected and the EPS data for all of the periods affected. In addition, explain to us and clarify in your disclosures why the Forms 10-Q for the quarterly periods ended March 31 and June 30, 2009 should not be relied upon given that the accounting error disclosed apparently affects only the fiscal year 2008.

3.   We note your material weakness disclosure related to not having adequately designed procedures to review accounting entries and that you have remediated the weakness. In that regard, please explain to us and disclose in detail what remediated action(s) you had taken to correct the material weakness and when it was corrected. We may have further comment.

4.   Please tell us if your certifying officers have considered the effect of the accounting error on the accuracy of prior disclosures regarding disclosure controls and procedures under Item 307 of Regulation S-K. If such officers have concluded that their previous conclusions regarding effectiveness were incorrect with respect to the periods to be restated, you should disclose this determination. Otherwise, please explain to us why the discovery of the error did not affect your conclusions regarding the effectiveness of disclosure controls and procedures.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. Please submit your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to me at (202) 551-3339. In my absence, you may direct your questions to Andrew Mew, Accounting Branch Chief, at (202) 551-3377.

Sincerely,

Robert Babula
Staff Accountant